Exhibit 99.1

Stolt Offshore S.A.
A subsidiary of Stolt-Nielsen S.A.	C/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex, TW16 7HT England	Tel:	+ 44 1932 773700
		Fax:	+ 44 1932 773701
www.stoltoffshore.com

NEWS RELEASE

Contact:	Julian Thomson
US +1 877 603 0267 (toll free)
UK +44 1224 718436
julian.thomson@stoltoffshore.com

Stolt Offshore S.A. Announces Bank Agreement to Covenant Waiver

London, England – July 01, 2003 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced that it had received approval from its bank syndicate to a waiver of certain financial covenants on its two primary bank credit facilities.  The waiver amends Stolt Offshore’s bank covenants through to November 30, 2003 and as a result, Stolt Offshore is in compliance with its main banking covenants as of on May 31st, 2003.

Commenting on the agreement, Tom Ehret, Chief Executive Officer, said, “We are very pleased that the banks have shown their continuing support for Stolt Offshore.  This provides the new management with the time necessary to commence implementation of the Blueprint for financial recovery that we are on track to deliver in July.”

About Stolt Offshore: Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.  The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

Forward-Looking Statements: Certain statements made in this press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will”, “should”, “seek”, and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements:  the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

-end text-

Registered Office:  26, rue Louvigny, L-1946 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B 43172